Registration No.
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________
                                    FORM S-2
                             REGISTRATION STATEMENT
                       Under The Securities Act of 1933
                             ______________________
                         Aquila Biopharmaceuticals, Inc.
            (Exact name of registrant as specified in its charter)
Delaware					    04-3307818
(State or other jurisdiction of               (I.R.S. Employer
incorporation or organization)                 Identification Number)
                            175 Crossing Boulevard
                       Framingham, Massachusetts 01702
                              (508) 628-0100
             (Address, including zip code, and telephone number,
      including area code, of registrant's principal executive offices)
                            ______________________
                            ATTORNEY JANE V. HAWKES
                             BOWDITCH & DEWEY, LLP
                                 311 Main Street
                         Worcester, Massachusetts 01608
                                 (508) 791-3511
           (Name, address, including zip code, and telephone number,
                  including area code, of  agent for service)
                            ______________________
	Approximate date of commencement of proposed sale to the
public: As soon as practicable after this Registration Statement becomes effective.
	If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.
	If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
	If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
____________________
	If this form is a post-effective amendment filed pursuant to
Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.   ____________________
	If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE


Title of Shares          Amount       Proposed       Proposed      Amount Of
To Be Registered         To Be        Maximum        Maximum       Registration
                       Registered     Aggregate      Aggregate     Fee(2)
                                      Price Per      Offering
                                      Unit(1)        Price(1)


Common Stock, par
value $0.01 per share    750,000     $2.00           $1,500,000   $417.00

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, on the basis of the average of the high and low sale prices reported on the NASDAQ National Market Automated Quotation System on May
27, 1999.
(2)  Paid on June 4, 1999.

	The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a)
of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting
pursuant to said Section 8(a), may determine.




                 SUBJECT TO COMPLETION DATED JUNE 4, 1999

                                   PROSPECTUS

                                  750,000 SHARES

                       AQUILA BIOPHARMACEUTICALS, INC.

                                COMMON STOCK


	All shares of common stock offered hereby are being sold by Aquila. The price of such shares will be determined by negotiations between Aquila and the purchasers.

Aquila's common stock is traded on the NASDAQ National
Market System under the symbol "AQLA". On June 2, 1999, the last reported sale price for the common stock on the NASDAQ National
Market was $2.00 per share.


	INVESTMENT IN THE SHARES INVOLVES A HIGH
DEGREE OF RISK.  SEE "RISK FACTORS" COMMENCING ON
PAGE 3.


	NEITHER THE SECURITIES AND EXCHANGE
COMMISSION NOR ANY STATE SECURITIES COMMISSION
HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.



                THE DATE OF THIS PROSPECTUS IS JUNE ___, 1998.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   WHERE YOU CAN FIND MORE INFORMATION

	We are a reporting company and file annual, quarterly and current reports, proxy materials and other information with the SEC. You may read and copy these reports, proxy materials and other information at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, DC 20549, New York, NY, and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web Site at "http:\\www.sec.gov".

                  INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

               - Annual Report on Form 10-K for the fiscal year ended December 31, 1998;
               - Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999; and
               - Description of the common stock contained in Aquila's Registration Statement on Form 8(a) filed with the SEC under the Securities Exchange Act of 1934.

We are delivering with this Prospectus a copy of the Annual
Report on Form 10-K for the fiscal year ended December 31, 1998 and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999. You may request a copy of the other filings at no cost, by writing or telephoning us at the following address:

                     Aquila Biopharmaceuticals, Inc.
                        175 Crossing Boulevard
                     Framingham, Massachusetts  01702
                       Attn:  James L. Warren, CFO
                             (508) 628-0100

	This Prospectus is part of a registration statement we have filed with the SEC. You should rely only on the information incorporated by reference or provided in this Prospectus. No one else is authorized to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this document.



                            PROSPECTUS SUMMARY

The Company

	We engage in discovery, development and commercialization of products to prevent, treat or control infectious diseases, autoimmune disorders and cancers. Our proprietary product development programs include Quilvax-M(TM) for controlling bovine mastitis, Quilimmune-M(TM) for preventing malaria and Quilimmune-P(TM) for preventing pneumococcal infections. CD1-TB to prevent tuberculosis infections and CD1-CHL for preventing chlamydia infections are in research. We have six corporate partners who are involved in product development programs using our Stimulon(TM) adjuvants. A seventh corporate partner markets our feline leukemia virus vaccine.
The Offering

Common Stock Offered			750,000 shares offered by
Aquila

Common Stock Outstanding		6,996,738 shares
  as of June 2, 1999

Use of Proceeds                         Proceeds will be used for research
                                        and development activities, including
                                        preclinical and clinical studies,
                                        capital expenditures and other
                                        general corporate purposes.  See
                                        "Use of Proceeds."

NASDAQ Symbol                            AQLA



                     FORWARD-LOOKING STATEMENTS

	This Prospectus and the documents incorporated herein contain forward-looking statements which involve a number of risks and uncertainties. Actual results may differ materially from those anticipated in the forward-looking statements. The following factors, among others, could effect our actual results: general economic conditions; risks in product and technology development; delays and difficulties in the regulatory approval process; difficulties in obtaining raw materials and supplies for the Company's products; failure of corporate partners to commercialize successfully products using the Company's technology; competition from other companies; the costs of acquiring additional technology; failure to obtain the funding necessary for the Company's planned activities; and other risks and uncertainties identified in this Prospectus and the Company's SEC filings and the exhibits thereto, including those set forth under "Risk Factors" below.

                           RISK FACTORS

	Investment in the shares offered hereby involves a high degree of risk. Please consider carefully the following risk factors, among others, relating to the Company.

HISTORY OF OPERATING LOSSES

	Because of the nature of the business of developing and commercializing drug products, our operating expenses from 1995 through 1998 have exceeded our operating revenues for the same period by significant amounts. We expect to incur additional operating losses over the next several years, and we expect losses to increase as our research and development and clinical trial efforts expand. We cannot guarantee that we will successfully develop, receive regulatory approval for, commercialize, manufacture, market and sell any additional products, or achieve or sustain future profitability.

EARLY STAGE OF TECHNOLOGY, UNCERTAINTY OF
PRODUCT DEVELOPMENT AND SUCCESSFUL COMMERCIALIZATION

	Many of our research and development programs are at an early stage of development. To date, the USDA has only approved one of our product candidates, Quilvax-FeLV(TM), our feline leukemia vaccine.
Neither the USDA (in the case of our animal product candidate) nor the FDA (in the case of our human product candidates) has approved any of our other product candidates. While our development efforts are at different stages for different products, we cannot assure you that we will successfully develop any additional products or that we will not abandon some or all of our proposed research programs. We must conduct time-consuming, extensive and costly clinical trials, in compliance with FDA regulations to show the safety and effectiveness of each of our human product candidates before the FDA can approve a product candidate for sale. We must also conduct trials and comply with USDA regulations to show the safety and effectiveness of our animal product candidate before it is approved. Clinical trials are lengthy and expensive and have a high risk of failure. In addition, to compete effectively, our products must be easy to use, cost effective and economical to manufacture on a commercial scale. We cannot assure you that we can achieve any of these objectives. Any of our product candidates may fail the testing phase or may not attain market acceptance. Also, third parties may develop superior products or have proprietary rights that preclude us from marketing our products.
Some of our product candidates and those products being developed by our collaborators and licensees have advanced to human clinical trials.
We have one animal product in clinical trials, one human product has completed Phase I clinical trials and one human product is in Phase II clinical trials.

	Our product candidates are prone to the risks of failure inherent in pharmaceutical product development, including the following:

            -  Our technical approach will not be successful;
            - Any or all of our product candidates will not be safe and effective;
            - Product candidates will not otherwise meet applicable regulatory standards or receive regulatory clearance;
            - Our product candidates will not prove to be commercially viable products;
            - We will not be able to manufacture or produce economically or on a large scale any or all of our product candidates;
            - We will not be able to successfully market our product candidates;
            - We will not be able to market such products because of the proprietary rights of third-parties; and
            - Our competitors will market superior or equivalent products.

FUTURE FUNDING NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

	While we have some revenue sources, we do not think these sources will generate sufficient funds to continue our operations until commercialization of our product candidates. In addition, changes in our research and development plans or other events affecting our operations may significantly increase our capital requirements over current projections. We cannot be certain that expected revenues will materialize, or that other financing will be available on acceptable terms.

We will need to raise additional capital in order to continue our research and development programs, conduct preclinical and clinical testing of our product candidates and conduct full scale manufacturing of any products that we may develop. The timing and degree of any future requirements will depend on numerous factors, including:

         -  the progress of our research and development programs;
         -  the progress of preclinical and clinical testing;
         - the time and costs involved in obtaining regulatory approvals;
         - the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
         -  competing technological and market developments;
         -  changes in our existing research relationships;
         - our ability to establish collaborative marketing arrangements; and
         - development of commercialization activities and arrangements.

	Based on current projections, we estimate that our existing capital resources, research revenue and revenue from product sales will be sufficient to meet our cash requirements for approximately fifteen months. Whether we can continue to operate beyond such period will depend upon our ability to generate substantial operating revenue from license fees and other sources or procure additional funding. We cannot be sure that our product candidates will prove successful or generate significant sales or earnings in the future or that, if needed, we will be able to obtain future funding on reasonable terms, if at all, or at the appropriate time for our planned activities.

	If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs; to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or to license the rights to such products on terms that are less favorable to us than might otherwise be available. If we raise additional funds by issuing equity securities, this may result in further dilution to our existing stockholders. In addition, any future investors could demand (and we may have to grant) rights superior to those of our existing stockholders.

RISKS ASSOCIATED WITH COLLABORATIVE ARRANGEMENTS

	Part of our strategy for the development, clinical testing and commercialization of our products is to license certain companies to use our technologies. The success of these third parties in performing their responsibilities under the license agreements may affect the timing and amount of license fee payments, royalties and revenues from product sales, and we cannot assure you that such collaborations will be successful. We may not be able to establish additional acceptable collaborative arrangements or license agreements should we deem this necessary to develop and commercialize our product candidates, nor can we assure you that such future arrangements will be successful.

PATENTS AND PROPRIETARY RIGHTS

	We cannot be sure that our current patents or patents that issue from any of our pending applications will not be challenged, invalidated or circumvented. Although we are not aware of any issued third party patents which would interfere with development of any of our products, we cannot be certain that we will not infringe on existing or future patents owned by others or that third parties will not bring suit against us for infringement of such patents. CSL International ACN ("CSL") and Seed
Capital Inc. filed an opposition with the European Patent Office ("EPO") on the issuance of our QS-21 patent in Europe. At a hearing before the EPO in October of 1998, we prevailed on all points raised in the opposition. CSL may appeal the EPO's decision, and, though we do not believe that CSL's claims have any merit or are likely to succeed, there can be no assurance that we will prevail in any future actions taken to attack the validity of our patents.

	Patent litigation can be extremely costly and time consuming, but may be necessary for us to enforce our patents or defend against claims by third-parties.

	We also rely extensively on trade secrets and other unpatented proprietary technology. We attempt to protect our proprietary technology in part by confidentiality agreements with our employees, consultants, advisors and collaborators. We cannot assure you that the other parties will not violate these agreements, that we will have adequate remedies, or that our trade secrets will not otherwise become known or independently developed by competitors.

COMPETITION AND TECHNOLOGICAL CHANGE

	The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in the United States and abroad are numerous. Our competitors include, among others, major pharmaceutical companies, specialized biotechnology firms, universities and other research institutions. Specifically, other adjuvants which could compete with our Stimulon(TM) adjuvants are under development by Ribi ImmunoChem Research, Inc., Corixa Corporation,
AVANT Immunotherapeutics, Inc. and Chiron Corporation. Our competitors may succeed in developing technologies and products that are more effective than any which we are developing or that would render our technology and products obsolete and noncompetitive.

Many of our competitors have substantially greater financial and technical resources than we do in:

             -  production and marketing;
             -  conducting clinical trials; and
             -  obtaining regulatory approvals.

If we begin significant commercial sales of our products, we will also be competing with respect to manufacturing and marketing capabilities, areas in which we have limited experience.

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

	Our research and development activities and products are subject to extensive and rigorous regulation by the federal government, principally the FDA and USDA, and by state and local governments. We intend to market our products in other countries, and foreign governments may also impose stringent regulations. We must complete all appropriate regulatory clearance processes before commercializing any of our product candidates, which is lengthy and expensive. We cannot be sure that we will obtain necessary regulatory approvals on a timely basis, if at all, for any of our product candidates.

	The current regulatory framework may change or additional regulations may arise at any stage during our product development, which may affect our ability to obtain approval as anticipated, delay the submission or review of an application or require additional expenditures. Even if regulatory approval of the drug is granted, the approval may limit the drug to certain uses or "indications." Approved drugs, drug manufacturers and manufacturing facilities are also subject to continual review and periodic inspections by the FDA or foreign regulatory agencies, even after the drug is on the market. As a manufacturer, we must spend considerable time, money and effort, especially in the areas of production and quality control, to comply with FDA or foreign manufacturing regulations. Later discovery of previously unknown problems with a product or facility may result in restrictions being placed on that product or us, including forcing a withdrawal of the product from the market. Our failure to comply with applicable regulatory requirements could, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those related to laboratory procedures, exposure to blood-born pathogens, and the handling of bio-hazardous materials.


MANUFACTURING LIMITATIONS

	We have limited capability to manufacture products for commercial use. We may need to construct additional manufacturing facilities or to have another company manufacture our products. We do not guarantee that we could do either at a cost low enough to enable us to obtain an appropriate profit margin.

	If we decide to manufacture additional products ourselves, we will be subject to regulatory requirements and will require substantial additional capital. The FDA or other regulatory agency may seek to subject these products to more extensive regulation.

LIMITED SALES AND MARKETING EXPERIENCE

	We have very limited experience in sales, marketing and distribution of products. We currently do not sell any products directly. Instead, we sell our feline leukemia vaccine through our partner Virbac which is responsible for all sales and marketing of that product. In order to distribute our products we will most likely have to enter into collaborations with third parties. We may be unable to find a suitable marketing partner or to enter into a marketing arrangement which would be economically advantageous to the Company.

DEPENDENCE ON RETENTION AND ATTRACTION OF KEY
EMPLOYEES

	Our product development and marketing plans depend heavily on retaining existing management and the ability to hire additional qualified management and operating personnel. Recruiting and retaining qualified scientific personnel to perform research and development work is critical to our success. Loss of our key personnel would likely delay the achievement of development objectives and will have a negative affect on our business. We do not maintain any key person life insurance policies. We face serious competition for qualified individuals from numerous pharmaceutical and biotechnology companies, and other research institutions.

PRODUCT LIABILITY AND AVAILABILITY OF INSURANCE

	Drugs used in clinical trials and drugs sold on the market may expose us to damages claims and adverse publicity resulting from the use of such products. We have limited product liability coverage for clinical research use of product candidates such as the Stimulon(TM) adjuvants and Quilvax(TM) and Quilimmune(TM) products. We also maintain product liability insurance for the commercial sale of our feline leukemia vaccine, and we intend to obtain similar coverage for new products if and when they are commercialized. We may not be able to afford to buy enough liability insurance to protect us against all of the product liability losses that could possibly occur, and we cannot guarantee that any such insurance would provide us with sufficient protection against a product liability claim.

HAZARDOUS MATERIALS; ENVIRONMENTAL MATTERS

	Our research and development activities and manufacturing processes involve the controlled use of hazardous, controlled and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards required under local, state and federal regulations, there is still a risk of accidental contamination or injury, or negligent disposal by third parties. If there was such an accident, we could be held liable for any damages that result. Those liabilities may exceed our resources. Although we believe that we are in compliance with applicable and environmental laws and regulations and currently do not expect to have to spend significant amounts of money for environmental control facilities, we may be required to do so to comply with environmental laws and regulations in the future.

UNCERTAINTY RELATED TO PRICING OF HEALTH CARE
PRODUCTS AND REIMBURSEMENT

	Our ability to successfully sell our products depends in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government, health administration authorities, private health coverage insurers, HMOs and other organizations. Adequate third-party coverage may not be available to allow us to obtain satisfactory price levels for third-party payor reimbursements. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new products. If adequate coverage and reimbursement levels are not provided by government and third-party payors for uses of our product, the market acceptance of these products will be more difficult. We cannot guarantee that our corporate partners' products, if any, will be considered cost-effective or that adequate reimbursement will be available to enable us or our corporate partners to make a profit.

VOLATILITY OF STOCK PRICE; LIMITED TRADING VOLUME

	The market price of our common stock has been and is likely to continue to be volatile. The market price can be influenced by factors such as announcements by us or our competitors of technological innovations, new commercial products, major financing agreements, patent or proprietary right developments, public concern as to the safety of biotechnology, and period to period fluctuations in financial results.

	There is limited trading volume in our common stock and limited liquidity. We cannot guarantee that greater trading volume or a more active market for the common stock will develop.

POTENTIAL ANTI-TAKEOVER DEVICES

	Certain provisions of our charter documents, our Shareholder
Rights Plan and Delaware General Corporation law may have the effect of delaying, discouraging, inhibiting or preventing an attempt by a third party to obtain control of Aquila by means of a tender offer, business combination, proxy contest or otherwise. The terms of the members of our board expire in different years, thus making it more difficult for a party waging a proxy contest to obtain control of a majority of the board. In addition, our Shareholder Rights Plan discourages any hostile takeover by giving existing stockholders the right to buy shares in either the Company or any acquirer at a price that could cause massive dilution.


                              USE OF PROCEEDS

	Assuming a sale price of $2.00 and the sale of 750,000 shares, we estimate that the net proceeds received from the sale of shares offered will be approximately $1,471,583. The Company currently expects to use the net proceeds for general corporate purposes that may include funding repayment of debt or operations. Until applied to any use, the net proceeds of this offering will be invested in high quality interest bearing investments or deposit accounts.

                         PLAN OF DISTRIBUTION

	We are offering up to 750,000 shares of our common stock directly to a limited number of investors. The Company and the purchasers will negotiate the price of the common stock being offered.


                      DESCRIPTION OF CAPITAL STOCK

	Our authorized capital stock consists of 30,500,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of June 2, 1999, there were 6,996,738 shares of common stock outstanding held of record by 4,847 record holders. We have not issued any shares of preferred stock.

COMMON STOCK

Each common stockholder is entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the common stockholders are entitled to receive ratably any dividends that are declared from time to time by the Board of Directors out of legally available funds.
In the event of liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no pre-emptive or conversion rights or other subscription rights, other than those associated with the Shareholder Rights Agreement described below. All outstanding shares of common stock are fully paid and nonassessable.

CERTAIN PROVISIONS TO DISCOURAGE OR PREVENT COERCIVE TAKEOVERS

Certain provisions of our charter documents could make the acquisition of Aquila and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Our bylaws provide for a classified board of directors divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders with the other classes continuing for the remainder of their respective three-year terms. The classification of the board of directors may make it more difficult for existing stockholders to replace the board of directors as well as for another party to obtain control of us by replacing the board of directors. Since the board of directors has the power to retain and discharge officers, the provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

We are subject to the provisions of Section 203 of the Delaware law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder. These transactions may be permitted if the business combination or the transaction in which the person became an interested stockholder occurs after the interested stockholder owns 85% of the voting stock of the corporation or if the stockholders or directors approve the transaction. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.
These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders.

Aquila has in place a shareholder rights plan which is designed to distribute common stock purchase rights to holders of Aquila's common stock if a person or group:

         - acquires beneficial ownership of fifteen percent or more of Aquila's outstanding stock; or
         - acquires beneficial ownership of ten percent or more of Aquila's outstanding stock and is deemed by our board of directors to be a person or group whose ownership could have material adverse consequences for Aquila, our property or our stockholders; or
         - commences a tender offer which would result in ownership as described in the two situations above.

	The plan expires June 2, 2008 and provides for the issuance of common stock in Aquila or the acquiring company equal in value to twice the exercise price for each right. The dilutive effect of this transaction is intended to deter inadequate takeover bids.


                                EXPERTS


The consolidated financial statements of Aquila
Biopharmaceuticals, Inc. incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998 have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP given on the authority of said firm as experts in accounting and auditing.

                             LEGAL MATTERS

	The legality of the shares to be sold hereunder will be passed upon by Bowditch & Dewey, LLP, Worcester, Massachusetts.




                       TABLE OF CONTENTS



Where You Can Find More Information 		 1

Information Incorporated By Reference 		 1

Prospectus Summary                               2

Forward-Looking Statements                       2

Risk Factors                                     3

Use of Proceeds                                  7

Plan of Distribution                             7

Description of Capital Stock                     7

Experts                                          9

Legal Matters                                    9







                                PART II
                 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

	The following table sets forth an itemized statement of all expenses in connection with the issuance and distribution of the securities being registered, to be borne by the registrant:

        Registration fee                   $417
        NASD filing fee                 $15,000
	Legal Fees and expenses* 	$10,000
        Accounting fees and expenses*    $3,000

        Total                           $28,417
_________
* Estimated


Item 15.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that the Company shall have the power to indemnify any director, officer, employee or agent for expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any suit, action or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In the event an action against such a person is by or in the right of the Company and such person shall have been adjudged to be liable to the Company, such indemnification is permitted only to the extent that the Delaware Court of Chancery or the court in which such action is brought shall deem proper.

        Article THIRD of the Company's By-laws provides for indemnification of its directors, officers, employees or agents to the fullest extent provided by laws.

        Article SIXTH of the Company's Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of his or her fiduciary duty as a director to the extent provided either (i) in the order of the United States Bankruptcy Court for the District of Massachusetts confirming the Reorganization Plan of the Company's predecessor, Cambridge Biotech Corporation, but in any event, to no greater extent that is permitted by Section 102(b)(7) or any successor similar provision in the Delaware General Corporation Law, or
(ii) by the Delaware General Corporation Law.

	The Company maintains an executive liability indemnification policy. Subject to the policy conditions, the insurance provides coverage for an amount payable by the Company to its directors and officers pursuant to the Company's By-laws.

	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.  Exhibits.

3.1	Amended and Restated Certificate of Incorporation,
        effective July 25, 1996 (incorporated by reference to
        Exhibit 2 to Form 8-K, dated July 18, 1996, File No. 0-
        12081).
3.2	Certificate of Amendment of Amended and Restated
        Certificate of Incorporation, effective March 24, 1997 (incorporated by reference to Exhibit 3.2 to Annual Report on Form 10-K for fiscal year ended December 31, 1996,
        File No. 0-12081).
3.3	By-laws (incorporated by reference to Exhibit 2 to Form 8-
        K, dated July 18, 1996, File No. 0-12081).
4.1	Specimen Certificate representing common stock of the
        Company (incorporated by reference to Exhibit 4.1 to From
        8-K, dated October 21, 1996, File No. 0-12081).
5.1     Opinion of Bowditch & Dewey, LLP
*10.1	Contract Research and License Agreement with Virbac
        Laboratories, S.A. dated July 6, 1983 (incorporated by
        reference to Exhibit 10.31 to Annual Report on Form 10-K
        for fiscal year ended December 31, 1983, File No. 0-
        12081).
*10.1.1	Amendment to Agreement with Virbac
        Laboratories, S.A. (incorporated by reference to Exhibit
10.10.1 to Annual Report on Form 10-K for fiscal year
        ended December 31, 1988, File No. 0-12081).
10.2	Lease for Framingham Massachusetts facility with NDNE
        9/90 Corporate Center LLC as landlord effective September
        9, 1998 (incorporated by reference to Exhibit 10.1 to Form
        S-3/A No. 1 filed May 6, 1998, File No. 0-12081).
*10.3	License, Development and Supply Agreement with
        SmithKline Beecham, p.l.c., dated as of September 11,
        1992, as amended by Agreement dated as of March 31,
        1993 (incorporated by reference to Exhibit 10-17 to Annual Report of Form 10-K for fiscal year ended December 31,
        1992, File No. 0-12081).
tm10.4	Employment Agreement with Alison Taunton-Rigby, dated
        April 6, 1995 (incorporated by reference to Exhibit 10.17 to Annual Report on From 10-K for fiscal year ended
        December 31, 1995, File No. 01-12081).
tm10.5	Employment Agreement with Gerald A. Beltz, dated
        August 21, 1995 (incorporated by reference to Exhibit
        10.18 to Annual Report on From 10-K for fiscal year ended December 31, 1995, File No. 01-12081).
tm10.6	Employment Agreement with Deborah Blackburn Grabbe,
        dated August 21, 1995 (incorporated by reference to
        Exhibit 10.19 to Annual Report on Form 10-K for fiscal
        year ended December 31, 1995, File No. 01-12081).
tm10.7   Employment Agreement with James L. Warren, dated
         January 17, 1998 (incorporated by reference to Exhibit
        10.15 to Annual Report on Form 10-K for the fiscal year
        ended December 31, 1997, File No. 01-12081).
10.9	Master Acquisition Agreement by and among bioMerieux
        Vitek, Inc., Aquila Biopharmaceuticals, Inc. and
        Cambridge Biotech Corporation, dated as of April 4, 1996 (incorporated by reference to Exhibit 10.1 to quarterly report on Form 10-Q for quarter ended June 30, 1996, File
        No. 0-12081).
10.10   Asset Purchase Agreement between Meridian Diagnostics,
        Inc. and Cambridge Biotech Corporation, dated as of June
        24, 1996 (incorporated by reference to Exhibit 2.1 to
        current report on Form 8-K, dated June 24, 1996, File No.
        0-12081).
10.12	1996 Stock Award and Option Plan (incorporated by
        reference to Exhibit 10.12 to Annual Report on Form 10-K
        for the fiscal year ended December 31, 1996, File No. 01-
        12081).
10.13	1996 Directors Stock Award and Option Plan (incorporated
        by reference to Exhibit 10.13 to Annual Report on Form 10-K for the fiscal year ended December 31, 1996, File No. 01-12081).
10.14	1996 Employee Stock Purchase Plan (incorporated by
        reference to Exhibit 10.14 to Annual Report on Form 10-K
        for the fiscal year ended December 31, 1996, File No. 01-
        12081).
10.15   1996 Employee Retention Agreements (incorporated by
        reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 1997).
23.1	Consent of Bowditch & Dewey, LLP (included in Exhibit
        5.1)
23.2    Consent of Independent Accountants
24.1    Power of Attorney (included on signature page)
*    Confidential treatment previously granted.
tm  Management contract or compensatory plan.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's Annual
Report pursuant to Section 15(d) of the Securities and Exchange
Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                          SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Framingham, The
Commonwealth of Massachusetts, on June 4, 1999.

                             AQUILA BIOPHARMACEUTICALS, INC.




                             By:        /s/ Alison Taunton-Rigby
                                 Alison Taunton-Rigby
                                 President and Chief Executive Officer



                             By:         /s/ James L. Warren
                               James L. Warren
                                 Treasurer, Chief Financial Officer and
                                 Chief Accounting Officer




Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated. The persons whose signatures appear below do hereby make, constitute and appoint Alison Taunton-Rigby and Jane V. Hawkes and each of them their true and lawful attorneys and agents with full power and authority on their behalf to execute and file with the Securities and Exchange Commission any amendment or amendments, including post-effective amendments to this Registration Statement and any and all instruments and documents which may be necessary or desirable in connection with the registration of the shares of common stock pursuant to this Registration Statement and they do ratify and confirm all said agents and attorneys may do or cause to be done by virtue hereof.



            /s/ Jeffrey T. Beaver      	May 27, 1999
         Jeffrey T. Beaver, Director


           /s/ Robert J. Carpenter      June 4, 1999
        Robert J. Carpenter, Director


         /s/ Keith J. Dorrington        May 28, 1999
        Keith J. Dorrington, Director


        /s/ Elliott D. Hillback, Jr.    June 4, 1999
        Elliott D. Hillback, Jr., Director


       /s/ Alison Taunton-Rigby        	June 4, 1999
       Alison Taunton-Rigby, Director


Exhibit Index

3.1	Amended and Restated Certificate of Incorporation,
       effective July 25, 1996 (incorporated by reference to
       Exhibit 2 to Form 8-K, dated July 18, 1996, File No. 0-
         12081).
3.2	Certificate of Amendment of Amended and Restated
        Certificate of Incorporation, effective March 24, 1997 ( incorporated by reference to Exhibit 3.2 to Annual Report on Form 10-K for fiscal year ended December 31, 1996,
       File No. 0-12081).
3.3	By-laws (incorporated by reference to Exhibit 2 to Form 8-
        K, dated July 18, 1996, File No. 0-12081).
4.1	Specimen Certificate representing common stock of the
        Company (incorporated by reference to Exhibit 4.1 to From 8-K, dated October 21, 1996, File No. 0-12081).
5.2     Opinion of Bowditch & Dewey, LLP
*10.1	Contract Research and License Agreement with Virbac
        Laboratories, S.A. dated July 6, 1983 (incorporated by reference to Exhibit 10.31 to Annual Report on Form 10-K for fiscal year ended December 31, 1983, File No. 0-
        12081).
*10.1.1	Amendment to Agreement with Virbac
        Laboratories, S.A. (incorporated by reference to Exhibit
        10.10.1 to Annual Report on Form 10-K for fiscal year
        ended December 31, 1988, File No. 0-12081).
10.2	Lease for Framingham Massachusetts facility with NDNE
        9/90 Corporate Center LLC as landlord effective September
        9, 1998 (incorporated by reference to Exhibit 10.1 to Form S-3/A No. 1 filed May 6, 1998, File No. 0-12081).
*10.3	License, Development and Supply Agreement with
        SmithKline Beecham, p.l.c., dated as of September 11,
        1992, as amended by Agreement dated as of March 31,
        1993 (incorporated by reference to Exhibit 10-17 to Annual Report of Form 10-K for fiscal year ended December 31,
        1992, File No. 0-12081).
tm10.4	Employment Agreement with Alison Taunton-Rigby, dated
        April 6, 1995 (incorporated by reference to Exhibit 10.17 to Annual Report on From 10-K for fiscal year ended
        December 31, 1995, File No. 01-12081).
tm10.5	Employment Agreement with Gerald A. Beltz, dated
        August 21, 1995 (incorporated by reference to Exhibit
        10.18 to Annual Report on From 10-K for fiscal year ended December 31, 1995, File No. 01-12081).
tm10.6	Employment Agreement with Deborah Blackburn Grabbe,
        dated August 21, 1995 (incorporated by reference to
        Exhibit 10.19 to Annual Report on Form 10-K for fiscal
        year ended December 31, 1995, File No. 01-12081).
tm10.7   Employment Agreement with James L. Warren, dated
         January 17, 1998 (incorporated by reference to Exhibit
         10.15 to Annual Report on Form 10-K for the fiscal year ended December 31, 1997, File No. 01-12081).
10.9	Master Acquisition Agreement by and among bioMerieux
        Vitek, Inc., Aquila Biopharmaceuticals, Inc. and
        Cambridge Biotech Corporation, dated as of April 4, 1996 (incorporated by reference to Exhibit 10.1 to quarterly report on Form 10-Q for quarter ended June 30, 1996, File No. 0-12081).
10.11   Asset Purchase Agreement between Meridian Diagnostics,
        Inc. and Cambridge Biotech Corporation, dated as of June
        24, 1996 (incorporated by reference to Exhibit 2.1 to current report on Form 8-K, dated June 24, 1996, File No. 0-12081).
10.12	1996 Stock Award and Option Plan (incorporated by
        reference to Exhibit 10.12 to Annual Report on Form 10-K
        for the fiscal year ended December 31, 1996, File No. 01-
        12081).
10.13	1996 Directors Stock Award and Option Plan (incorporated
        by reference to Exhibit 10.13 to
        Annual Report on Form 10-K for the fiscal year ended December 31, 1996, File No. 01-12081).
10.14	1996 Employee Stock Purchase Plan (incorporated by
        reference to Exhibit 10.14 to Annual Report on Form 10-K
        for the fiscal year ended December 31, 1996, File No. 01-
        12081).
10.15 1996 Employee Retention Agreements (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 1997).
23.1	Consent of Bowditch & Dewey, LLP (included in Exhibit 5.1)
23.2    Consent of Independent Accountants.

*    Confidential treatment previously granted.
tm   Management contract or compensatory plan.